UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CardioNet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14159L103
(CUSIP Number)

Michael R. Murphy
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14159L103

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 665,703

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 665,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,703

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14159L103

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 665,703

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 665,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,703

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14159L103

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 665,703

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 665,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,703

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of CardioNet, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 227 Washington Street, Conshohocken, Pennsylvania 19428.  This Amendment No. 7 amends and supplements, as set forth below, the information contained in items 1, 2, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on March 8, 2010, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on March 24, 2010, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on April 20, 2010, Amendment No. 3 thereto filed by the Reporting Persons with respect to the Company on May 18, 2010, Amendment No. 4 thereto filed by the Reporting Persons with respect to the Company on December 10, 2010, Amendment No. 5 thereto filed by the Reporting Persons with respect to the Company on January 12, 2011 and Amendment No. 6 filed by the Reporting Persons with respect to the Company on March 4, 2011 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 7, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 7.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Discovery Group I, LLC (“Discovery Group”) is a Delaware limited liability company primarily engaged in the business of investing in securities.

Daniel J. Donoghue is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Michael R. Murphy is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Both Mr. Donoghue and Mr. Murphy are United States citizens.

The business address of each of the Reporting Persons is 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 665,703 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of March 10, 2011 was approximately $5,291,354.  The source of such funds was the assets of two private investment partnerships (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, and proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 5	Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 24,256,506 shares of Common Stock reported outstanding as of February 14, 2011 in the Company’s most recent Annual Report on Form 10-K, for the fiscal year ended December 31, 2010.

Discovery Group beneficially owns 665,703 shares of Common Stock as of March 10, 2011, which represents 2.7% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 665,703 shares of Common Stock as of March 10, 2011, which represents 2.7% of the outstanding Common Stock.

Mr. Murphy beneficially owns 665,703 shares of Common Stock as of March 10, 2011, which represents 2.7% of the outstanding Common Stock.

Discovery Group is the sole general partner of one of the Partnerships and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships.

The transactions in Common Stock effected by the Reporting Persons since the date of the most recent filing on Schedule 13D are set out in Exhibit 1 hereto.

Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on March 7, 2011.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 7 included as Exhibit 2 to this Amendment No. 7, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 7.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions effected by the Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 2: Joint Filing Agreement dated as of March 11, 2011, by and among Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2011
Date

DISCOVERY GROUP I, LLC,

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	List of transactions effected by the Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 2	Joint Filing Agreement dated as of March 11, 2011, by and among Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.